Filed by MaxLinear, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Silicon Motion Technology Corporation
Commission File No.: 000-51380

This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Merger, dated as of May 5, 2022 (the “Merger Agreement”), by and among MaxLinear, Inc. (“MaxLinear”), Shark Merger Sub, a wholly owned subsidiary of MaxLinear, and Silicon Motion Technology Corporation (“Silicon Motion”). On June 7, 2022, MaxLinear spoke about the transaction at the Stifel Cross Sector Insight Conference. The following is a transcript of the relevant portions of that conference:

stifel68.mxl

Wilson Sonsini Goodrich & Rosati

June 7, 2022

Transcript by TransPerfect

TORE SVANBERG: All right. Good afternoon everyone. We're going to get started. Welcome to the MaxLinear session here at the STIFEL 2022 Cross Sector Insight Conference. My name Tore Svanberg. I'm senior semiconductor analyst and I cover analog connectivity and processor semiconductors. It's my great pleasure to introduce MaxLinear. With us from the company we have Kishore Seendripu who is the company's founder, chairman and chief executive officer. And then we also have Nick Aberle who is VP of Finance, and he is in the back. The particular format for this session is a fireside chat, or Q&A. If you do have questions just raise your hand and I will, I will get to you. So, with that we'll get started. Thank you. So, Kishore, thanks for coming to our conference this year. Great to see you in person.

KISHORE SEENDRIPU: Yeah.

TORE SVANBERG: So, let's just start with a warmup question. Maybe you can just give a very general overview of MaxLinear to those people that may not be that familiar with the company, keeping in mind that the company continues to transform every year.

KISHORE SEENDRIPU: Okay. So, thanks, Tore. This is my first in-person conference in three years almost. So, it's exciting. Welcome to all of you too. So, look, I mean MaxLinear, we're a story that grew up in front of your eyes from 2010 IPO where $50 million revenue in consumer markets at the time and we evolved the company to get into sticker, more long-term, reliable product cycles. We today are present in four different end market categories. The one is broad band access, basically wherever you receive your internet data into your home, be it fiber, be it cable and even be it wireless. Right? And then we have connectivity, which is just primarily WiFi, Ethernet and MoCA, which is multimedia over coaxial cable for inside home distribution. And then, we have infrastructure markets which we primarily, today almost all of our revenue in infrastructure is wireless, be it wireless backhaul or fronthaul, full system solutions or RF transceivers for 5G access. Right? The transceivers that go in the remote radio head on the antenna mass in a 5G network. We also have products that we have developed over the last three years. We've entered the optical PAM for the DSP data center markets. And today we have the most advanced 5 nanometer 800 gig solution for the optical data center market. We have another category, which is primarily high-performance analog products, which constitutes industrial interfaces, which is CDL transceivers, bridges and also power management within it. Right? So, those are the four categories of end markets we address. The core platform of the company is really world class radio -- really high frequency analog mixed signal processing, along with communications digital SOC technology capabilities. What does the platform include? Naturally all the RF high frequency capabilities, although we have 100 gigs down to DC frequencies. Mixing those capabilities which is basically analog to digital, digital to analog converters and the DSP communication modems that go in these systems. And the network processing capability, which just takes the data out of the modem and really arranges it to where it needs to go to, be it the WiFi data or not, and then the connectivity technologies which is WiFi. It can be point to point, point to multipoint or mesh networking capabilities. That's our core product portfolio and so -- and there's a lot of analog technologies like power and others that go around these. So, whenever we enter a market, we try to own the entire platform of that market. That's our ultimate goal. But in some markets, we don't have that, but every market we enter we try to capture the entire technology for print. The idea is that the markets you are in, you can grow your TAM by, you can grow your SAM [PH 00:04:09] by converting more and more of the TAM into your SAM. And that's a way of growing our revenues. Today we are in a run rate of about $1 billion to $2 billion in revenue based on Tore's and other's expectations. And we have increased our operating margins quite nicely, while working our gross margins up to in the 62 to 63 percent range. And, you know, recently, you know, I know these are questions Tore is going to ask me next, we announced that we're going to be acquiring Silicon Motion, which is a, which, specializes in storage controller technologies for solid state memory. So, I hope that gives you an overview and it's been a fun ride through all these years. Never seemed a pretty story but, you know, it's like any teenager, you look handsome when you're 21.

stifel68.mxl

Wilson Sonsini Goodrich & Rosati

June 7, 2022

Transcript by TransPerfect

TORE SVANBERG: All right.

KISHORE SEENDRIPU: So, that's where we're going. Okay. So, Tore, go ahead.

[00:05:04]

TORE SVANBERG: Yeah. No, thank you. Thank you for that introduction. And I'll get to Silicon Motion in a moment. But before we go there it may be related to that. Maybe you could talk a little bit about this platform approach and scale. You know it's no secret that some of your main competitors will be guys like Broadcom and Marvell, large companies with a lot of resources. Right? So, help us understand a little the importance of scale as you go into your customers within your four segments and, why has it been so important for you to make the positions that you have and really provide as much to your customers as you can?

KISHORE SEENDRIPU: This is a very, very great question. I always thought $1 billion was a huge landmark and it would be huge. Right? And it turns out suddenly all the ones I thought were huge have grown ten times. Right? So, it's interesting. So, what -- it's great. You feel like the upstart, and you can still keep fighting. That's the good news here. But the most important thing is that MaxLinear always has been about the technology platforms. So, whatever acquisitions we have done, they have been to aid or augment our offering in a particular market we've already chosen to enter. So, technology is at the essence of everything we have done and while the Silicon Motion acquisition announcement doesn't come across as that because the scale. You always see the size of the room, like my son who's 6'5" and you always see him before you see my daughter. So, you always see the size first. Right? So, and people get decoyed into thinking it's all about scale. I think you've known me long enough; I will not do anything that I'm not passionate about the technology. And so, there's something common to even that, this particular acquisition. And the thing is at the core of it, if you look at what's happening in the world, as the world has moved on the client side and so on to solid state memories from R disk-based technology. And there's a huge transition that's going to happen inside the enterprise and infrastructure. We'll come to that a little bit later. In these markets, right, when the solid state -- the solid-state memory density has been increasing as the number of stack layers have been increasing. So, the defects in these memories are also increasing quite a bit and the yields are getting worse and the aging of these memories is also worse. So, the way solid state memories have been able to be made reliable and actually take a shot at this space, is the controller guys have been accommodating and incorporating more and more DSP to the controller so that they could do the error correction for the memory. So, the memory can last long, has better yield and more reliable. So, the storage can enter all these objects arranging bits around is gone. It's come back to like in the hard disk, where the core technology is a DSP. Inside the DSP they've all kinds of error coding and decoding technologies to preserve the memory integrity. Now as a wireless communication systems company, DSP company, we have ample capability on the DSP side. Secondly, as the memory capacity is increasing the memory throughput through I/Os data rates are very, very high. So, these are now pretty high-performance mix signal SoC [PH 00:08:14]. Like you're going for a PCIe gen 3 to gen 4 to gen 5. eMMC is being replaced and going to a UFS technology. This is all about mixed signal SoC. And that's what MaxLinear brings to bear. If you really look at storage controller companies, they're not great at this stuff. That's what we bring to bear. So, that's the technology limit of it, but what prompted this acquisition quest? If you roll back four years ago, infrastructure revenues were pretty much nil. We started saying we're going to get into wireless infrastructure. We're going to get into optical data center infrastructure. And as we started talking to the infrastructure side, we started doing the optical PAM4 data center and we started own enterprise and cloud companies, there's a product line we started investing in which is an old IP that had, that we had inside the company through some acquisitions, which is basically hardware acceleration of storage compression and security. What is this? Basically, how do you take costly solid-state memory and real, really high-end storage applications and make, and expand the capacity of the memory footprint? You do that by compressing the data in a much more sophisticated way. So, we developed these core technologies, we've been investing in to really improve our -- to develop this hardware storage and object acceleration. Today I can call it a storage DPU. It sounds nice and exciting but it's really a hardware accelerator. It's, it's specific forms of data that you can compress, encrypt and decode and do whatever you want with it. Now when we started talking to a customer there's a big enterprise customer who likes this technology and wants to invest as the application will go more and more to a solid state. And they said, gosh, you have these optical PAM4 stuff on the networking side,

stifel68.mxl

Wilson Sonsini Goodrich & Rosati

June 7, 2022

Transcript by TransPerfect

[00:10:02]

which is even the storage and networks are involving there. And you have these hardware accelerations that really solve the storage compute issues, if you really had the controller then, because they sit next to each other towards the storage drive, this would really solve the data flow and really you can do amazing things in improving latency of storage access. And why is that an improvement? The world is moving towards a cloud edge, memory access speed is incredibly important. And that's, that was promoted to us about two years ago. So, two years ago is when we started looking into what were the opportunities of the different controller companies? And obviously they don't lie around. They've all gone away, and this company stood out as a standout. Obviously, we can't go get Marvell. Right? I mean that's not going to happen. So, this one. Right. So, we said, you know what, let's start working on this. It took two years and here we are having an announced an acquisition and we are super excited. Meanwhile, two years ago these guys were like, we've got our own plans for infrastructure enterprise. We're going to, we're really excited. At that item their revenue was not growing that much. But then the solid-state conversion in client devices started happening dramatically. And they benefited and they grew quite drastically. So, and so the timing was right. We felt that. We got sufficient traction, relationship on the infrastructure side. And that we can really combine our technology portfolio and do longer term. The 85 percent of the worldwide spend in enterprise and data center is in storage. And we want a piece of that pie. And this is a good acquisition to bring together to really go after.

TORE SVANBERG: Yeah. No, that's, that's great perspective. And I knew you were going to talk about the platform and the technology part, but I think there's an equal important part which is the supply. Right?

KISHORE SEENDRIPU: Yeah.

TORE SVANBERG: So, I mean I think it's no secret that today because of the pandemic, because of lack of wafer availability that having that scale is critical for growth going forward. So, help us understand a little bit of what Silicon Motion brings you from that angle.

KISHORE SEENDRIPU: So, look the dirtiest secret, no see or talk, so what's migrated company is that we're all really, really dependent on foundries for our growth of our business. And if anybody's talk of advanced SOC, you need access to advancing technology nodes, which basically means 16 nanometer and below equal to TSMC. And this is just the truth. And nobody talks about it. Right. And as a company we really are focused on SOC growth, the mixed signal SOC growth. But it's networking or broadband infrastructure, it's the same thing. And how do we become relevant to an advanced technology node vendor like TSMC with a 16 nanometer, 7 nanometer or 5 nanometer. And we're moving to a 5 nanometer world right now, is you have to have scale. and Silicon Motion is 100 percent TSMC customer. We do about 35 percent of our business at TSMC. And together we'll represent mass of scale. So, let me give you the scale of this. Today on a run-rate basis it's $2.3 kind of billion of revenue together if you combine. And let's assume the gross margin at 55 percent to start with and that means you're spending about close to $1 billion in COGS, out of which 80 percent, about $800 million you're spending on wafers or of which 80 percent combined will be TSMC, about $500 million, $600 million. You matter now. So, what does that mean? That means that as we now develop new chips in 5 nanometer we can share our investments in R&D. It's a $15 million mask. You just can't go say, only for optical data center. I'm going to do this chip for $15 million. Oops, I've got a mistake. I need to retape out again. That's way too costly. And if I spend money on the shuttle development cycle, I will get 200 chips and nobody can even design even 200 chips, let alone wait for a production mask. So, there are scale advantages on development and technology let alone about scale advantage of capacity and COGS that a company that is dependent on advancing technologies to grow its revenues from $1 billion to multiple billion dollars needs to guarantee it has access to these things. And there's no better way to do it than to get scale and this definitely affords us the scale.

stifel68.mxl

Wilson Sonsini Goodrich & Rosati

June 7, 2022

Transcript by TransPerfect

TORE SVANBERG: Right. No, again it's a great perspective. And staying on the Silicon Motion topic and I will get to other questions later.

KISHORE SEENDRIPU: All the exciting other stuff. Okay.

TORE SVANBERG: But I know there's a lot of interest in this right now so that's why I'm asking all the questions. But in the past you've made acquisitions, assets that were perhaps running at lower gross margin. I mean I think the Intel web business is a great example. You took the margins up to the corporate average fairly quickly.

KISHORE SEENDRIPU: Yep.

TORE SVANBERG: I mean, I'm sure the environment helped a little bit with price and things like that.

[00:15:01]

But how should we think about Silicon Motion and what are some of the levers that you have in order to take their gross margin closer up to your corporate average?

KISHORE SEENDRIPU: Look I mean, I mean --

TORE SVANBERG: By the way, I'm not, I'm not assuming or modeling that. But I just want to hear your --

KISHORE SEENDRIPU: Yeah.

TORE SVANBERG: -- take.

KISHORE SEENDRIPU: Yeah. I think, I think Steve, our CFO has said very clearly that we're going to get to 60 percent plus gross margin. And he said the target is 35 percent plus operating margin. So, obviously when we did the Intel CHD acquisition, they were at 40 percent gross margin and the combined was about 57 percent. Today, last quarter was 62 something. So, I think it comes down to details. I always like to say MaxLinear is a watch maker not a watch inventor. What I mean is that like a Swiss watch maker your interest is in the details and gross margin is about the details and charging for real value, adding that exceptional value that you create. I think with respect to Silicon Motion I think they were explicitly focused on growing revenues and the verticals which is basically the big NAND flash makers. There's a huge opportunity for horizontal sales being industrial markets. IoT gateways and all kinds of applications in the IoT side and the industrial side where there's a healthy gross margin to be had through, across a diversified portfolio. And the key there is to customize the solution for each host device. And I think there will be a lot of focus on that. And the second piece is with that scale you should definitely get, over time, advantages on package cost and even if the foundries increase price because of the scale your price increase will be lower than your competition, that itself is an advantage. And so, I think we can get there as we talked about a 60 percent plus gross margin. On the synergy side I think it will be very clear, we expect over 70 percent -- $70 million improvement during OPEX and 30 percent in COGS. So, our expectations on close to $1 billion at COGS combined, $30 million in COGS synergies is not a very, at least from MaxLinear’s point of view is not a very aggressive target. It is, we're clearly not overshooting here. I think let's take it one step at a time and we'll get the $30 million and we'll be on our way to 60 percent plus.

stifel68.mxl

Wilson Sonsini Goodrich & Rosati

June 7, 2022

Transcript by TransPerfect

TORE SVANBERG: Got it.

KISHORE SEENDRIPU: That's the way I look at it.

TORE SVANBERG: Very good. Let me ask another question before I ask about some of the specific segments that you report on. But what's, what's pretty clear to me is that if you go back a few years ago the company was clearly going after infrastructure. I mean 5G customers, hyperscalers, but then with the Intel gateway business you got some pretty interesting IP, Ethernet, PON and then now with this one, you'll obviously be able to get storage. So, it does feel like you're now ready to really penetrate the enterprise market in a much more meaningful way. So, could you elaborate a little bit on that. And is that really the sort of another leg to the stool going forward?

KISHORE SEENDRIPU: Absolutely. With this combination the TAM goes from $8 billion to $16 billion, a combined revenue of $2 billion, you're at 2-1/2 percent of your TAM. So, I think there's a lot of growth there. I just say that when you get to 20 percent of your TAM you've got to find a way to expand your TAM. So, if you really look at it -- if you were just to do the high-speed interconnects in the data center where do you go after that?

TORE SVANBERG: Right.

KISHORE SEENDRIPU: We don't want to make cables. I want to be clear about that. We don't want to make the switch. I mean that's a fool's paradise.

TORE SVANBERG: Right.

KISHORE SEENDRIPU: Right? So, where do you go? It all sounds sexy infrastructure. You really have to go somewhere else? And where is that? It's the other side of the network which is on the storage side.

TORE SVANBERG: Right.

KISHORE SEENDRIPU: And each end customer, each cloud guy or each enterprise guy, they're so big, they're a customer by themselves. But what they want to see, a portfolio that could come together and synergize so that it's a beautiful, dedicated solution for them. You can't go there and say, I've got a controller, let me serve you. That won't work. You can't say, I've got these optical PAM4, let me serve you. I've got this hardware accelerator, let me serve you. Each of those are point solutions that are not strategic in the larger framework. However, if you combine that hardware, the storage DPU as if you want to call it, you combine that with the controller pieces, and then if you combine that with the network connectivity pieces, the optical technologies together they're an end-to-end platform solution that really saves cost, low power and also makes the solution a very low latency, low power application.

stifel68.mxl

Wilson Sonsini Goodrich & Rosati

June 7, 2022

Transcript by TransPerfect

TORE SVANBERG: Right.

KISHORE SEENDRIPU: Right? And so, it definitely grows your attach and power is going to be developed around it too. And we have good high performance analog solutions for power as well.

TORE SVANBERG: Right. And to stay on enterprise, I mean obviously Broadcom is big there. Marvell seems to be -- well they're already there.

[00:20:03]

But they seem to be gaining some shares. So, if you think about again the positioning, MaxLinear with those two companies what would be some of the strengths and weaknesses between the three of you would you say?

KISHORE SEENDRIPU: Look, at some level our genes intersect along back. Right?

TORE SVANBERG: Right.

KISHORE SEENDRIPU: We all came from the same primates, let's agree that way. Right. So, I think we have common genes. I think we specialize a lot more towards lower power and higher levels of mixing low integration, where they have already proven capabilities, a lot more offering in terms of a full suite of software, hardware solutions. Right?

TORE SVANBERG: Right.

KISHORE SEENDRIPU: So, I think that where we'll have to invest more is to really show them our software capabilities. Hardware-wise we are second to none. In fact, in every market, we have competed with them on our footprint, we have always won the battle. So, I'm not worried about that. I think that everybody has a new twist and they're offering menu is a little different. And today on the Marvell side they're very well on the hard disk side and they own that enterprise situation. And but there's a large market that's growing, that's going to be roles for multiple players, and I think each one is going to converge around one or two of these end-cloud customers, enterprise customers and each one is going to have their own Godfather, if you will, to serve. And that's how they like it. And we don't get to choose that.

TORE SVANBERG: Great. Very good. So, as you can tell I'm just asking very big picture, strategic questions here. I mean these are things that are going to matter a lot over the next three to four years but the reason why I'm asking them is because I think the Silicon Motion acquisition, I'm not sure if it's fully appreciated, you know, why it came about. So, let me move on to some more typical questions.

KISHORE SEENDRIPU: Yeah.

TORE SVANBERG: So, the obvious one is, hey, MaxLinear they were a work from home stock. Now that everybody is back to work, your connectivity business is going to slow down a lot. So, help us understand the dynamics there and why can this remain a pretty solid growth business going forward?

stifel68.mxl

Wilson Sonsini Goodrich & Rosati

June 7, 2022

Transcript by TransPerfect

KISHORE SEENDRIPU: Yeah. Just to make sure we're not a work from home company. We're 100 percent in the office. So, clearly I'm a believer from the office. Having said that I think you -- our growth story has been share increase on the cable side and content increase along the platform, around all platforms. And there was a blip in 2019 in terms of work from home situation and 2020 timeframe. But really in 2021, that's normalized. If anything to that sort of what do they call euphoric demand, lack of ability for our OEMs to supply volume, sort of normalized and spread right through. So, if you really look at the unit increase even from the work from home period from the operator side, maybe it's a 5 percent to 7 percent increase. But if you look at the amount of revenue we have grown, it's much, much worth more than that. It's in the 25 to 30 percent range. Clearly our growth is now, it predicated on the content increase now and moving forward. So, when you think about us it's content, content, content increase. And what are the content increases? Firstly, the WiFi connecting was a huge adder. Ethernet was a huge adder. And in the future we'll have power management on our own platforms. That will be a big adder. And then the upgrade of technology that's coming being from WiFi 6 to WiFi 7. Right? Those are the growth vehicles. But where will we have volume growth is really in fiber side. We have very small share. Last year was less than $10 million. This year it will be somewhere maybe in the $50 million to $100 million of revenue in fiber. And that's without the connectivity. With the very low-end OS processor. But the big guys are going to ramp next year. The big tier 1 player is going to start ramping next year, who will begin to start shipping now slowly and next year they'll be the big ramp. And then we've got a few players in Europe that are going to ramp along with those guys. And then we'll be right, we'll have engagements on the mid-end of the fiber platforms because those big guys are the really high end, 10-G, GS PON type of capability. And then the connectivity on top of that. So, the volume growth when you think it is fiber and content increase fiber. When you think of cable, think of content degrees, technology upgrade. And that's for the broadband side. So, please, this work from home is, that is rearview mirror, circa 2021. 2022 and 2023 is going to be just like in '21, it's going to be a content increase. Regarding share increase if you recall three years ago our share in cable had dropped at the front end, the Intel platform, which is ours. And we recovered the share to last year. There's no more share growth. It's going to be content growth. And our guidance is based off that. And obviously I'm very excited about wireless infrastructure. It's grown from zero now to in excess of $100 million. We have got big part-shortages right now over the next two, three quarters.

[00:25:01]

And 5G growth is creating a huge growth in the backhaul side as well. So, we're pretty happy. And optical is the, is the baby I'm waiting for it to sort going to start squealing. So, we'll get there.

TORE SVANBERG: Right. Well maybe you can give us an update on the, on the PAM4 business. What's, what's the latest there?

KISHORE SEENDRIPU: So, the latest in PAM4 is really about what -- some call it 400 gig, 4 by 100, going to 4 by 100. There's an optical 4 times 100 and electrical 4 times 100. Before we talked about 400 gig it was just Amazon only. They were doing 4 by 100 in 8 times 50 out, in the electrical side. So, good news is that now the 400 gig is going to affect [PH 00:25:45] all the data centers and everybody's converging on 4 by 100 in, 4 by 100 out, or 8 by 100 in, 8 by 100 out. Some people are going to do single chip, 8 by 100 in, 8 by 100 out. Some will do two chips, 4 by 100 in and 4 by 100 out. So, for us the, what they call the 1 by 100 in and out speeds is great because we have the latest chip in 5 nanometer and we're the first one out there, the lowest power, the highest levels of integration and we feel that this time we will not be held back because last time we suffered from lack of incumbency [PH 00:26:19], where the supply shortages end up in a situation where the incumbents [PH 00:26:23] were able to guarantee supply and really keep us at bay basically, right, even though we were qualified. So, I think that's where it's going to drive the growth the second half of next year and the other leg of growth and we feel really, really good. And this time we're trying to get commitments and guarantees from the end data center company rather than rely on the module guys. Right? We're learning, let's put it that way.

stifel68.mxl

Wilson Sonsini Goodrich & Rosati

June 7, 2022

Transcript by TransPerfect

TORE SVANBERG: Right.

KISHORE SEENDRIPU: But we're coming into this space. It's going to be huge. It's going to be like 10 gigs. You can see the symmetry and the beauty of it. And when they talk of the next generation they're going to 1.6 terabit. There is no conversions in the data centers folks. Some people want to do it PAM4. Some people want to it Courant DSP. It's all over the map. But it's going to stay for a long time. And the volumes will be quite incredible as a large TAM for the company.

TORE SVANBERG: Got it. Any questions from the audience before I continue to move on? A question?

SPEAKER 1: Yes. A question I had on as it relates to PAM4 and the nano storage side it seems like PCIe 6 might start realizing that PAM4 is million that has something that kind of, that you feel like you can add a storage site business versus just giving you access to data centers?

TORE SVANBERG: Yeah. And I'll repeat the questions. The question is on PAM4 and how it relates to storage and how MaxLinear can basically leverage the two technologies.

KISHORE SEENDRIPU: Actually, I talked about PAM4 when I was talking about optical connect. I really meant about storage and networks and they're actually talking very aggressively about going to 200 gig PAM4 on the storage unit. But they may be the first ones even more than the server to the top of the rack guys. So, yes, absolutely and that's nice. Right? Because you need more TAM and more diversity of customer base for the technology to really bring the cost of the technology down. And so, the storage guy is going ahead and trying to really push for 200 gig PAM4, is really going to help us really combine our presence with the controller and the accelerators to really be a very meaningful player in the ecosystem and we're already having conversation up front about how to collaborate with some key industry players on that. So, absolutely. So, I talk of PAM4 as a general, high speed, optical connectivity Ethernet play. I don't look at it as a technology platform that's just from server to rack, and rack to switch sort of thing. I don't think about it that way.

TORE SVANBERG: Right, right. And I mean it's, it's increasingly clear that storage is probably just a few years behind networking when it comes to the use of the DSPs. Right? I mean that's --

KISHORE SEENDRIPU: Yes.

TORE SVANBERG: -- that's pretty obvious.

KISHORE SEENDRIPU: They may leapfrog in this generation.

TORE SVANBERG: Oh really?

KISHORE SEENDRIPU: They're trying to.

TORE SVANBERG: Oh wow.

KISHORE SEENDRIPU: So, they could because it's all about the distance and data rates. And you'll have to solve the same problem.

TORE SVANBERG: Right. Right. Other questions? All right. So, I wanted to wrap up asking a question about the industrial business. Just because, you know, I don't want to leave without having a conversation about it. And I know, you know, obviously there's a lot of interface technologies there. I know you have really transformed that business. It's become a very high margin business. It's my understanding.

KISHORE SEENDRIPU: And it's grown double digit over the last two years even though Steve kept on saying it's 5 percent to 6 percent growth, sort of. Right?

stifel68.mxl

Wilson Sonsini Goodrich & Rosati

June 7, 2022

Transcript by TransPerfect

TORE SVANBERG: Right, right, right.

KISHORE SEENDRIPU: It's grown double digits. And I feel that it can continue to grow that way.

TORE SVANBERG: Right. So, I mean how should we think about the strategy with that industrial business going forward?

KISHORE SEENDRIPU: So, the industrial business is primarily for us an interface business.

[00:30:02]

And the interface technology is also getting upgraded from the old RS scan transceivers, the USB bridges to more PCIe based or Ethernet based over the future. And now with the Ethernet technology in our portfolio and we just announced, I don't know if you saw a couple of months ago that we got gigabit Ethernet that is now industrial compliant, and it was for Verifone or somebody who announced a large deal with it. It was part of the press release so that just tells you the size of the opportunity for Ethernet for us. So, that's going to be a huge growth vector for the industrial business. There are other opportunities in industrial that are about -- the industrial market is about large I/Os, large I/O ports and the mapping the various I/Os to various data. There are industrial Ethernet switch opportunities. Right? So, we'll go in that direction.

TORE SVANBERG: Right, right.

KISHORE SEENDRIPU: So, there's a switch component, there's a FI component and I think that's where we're headed in the direction.

TORE SVANBERG: Great. So, with that we've run out of time. Thank you everyone for coming.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Silicon Motion’s and MaxLinear’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Silicon Motion and MaxLinear, all of which are subject to change. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “potentially,” “estimate,” “continue,” “expect,” “target,” similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Silicon Motion’s and MaxLinear’s businesses and other conditions to the completion of the transaction; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including the receipt by Silicon Motion of an unsolicited proposal from a third party; (iii) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Silicon Motion and MaxLinear; (iv) the impact of the COVID-19 pandemic and related private and public sector measures on Silicon Motion’s business and general economic conditions; (v) risks associated with the recovery of global and regional economies from the negative effects of the COVID-19 pandemic and related private and public sector measures; (vi) Silicon Motion’s and MaxLinear’s ability to implement its business strategy; (vii) pricing trends, including Silicon Motion’s and MaxLinear’s ability to achieve economies of scale; (viii) potential litigation relating to the proposed transaction that could be instituted against Silicon Motion, MaxLinear or their respective directors; (ix) the risk that disruptions from the proposed transaction will harm Silicon Motion’s or MaxLinear’s business, including current plans and operations; (x) the ability of Silicon Motion or MaxLinear to retain and hire key personnel; (xi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (xii) uncertainty as to the long-term value of MaxLinear common stock; (xiii) legislative, regulatory and economic developments affecting Silicon Motion’s and MaxLinear’s businesses; (xiv) general economic and market developments and conditions; (xv) the evolving legal, regulatory and tax regimes under which Silicon Motion and MaxLinear operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Silicon Motion’s and/or MaxLinear’s financial performance; (xvii) restrictions during the pendency of the proposed transaction that may impact Silicon Motion’s or MaxLinear’s ability to pursue certain business opportunities or strategic transactions; (xviii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Silicon Motion’s and MaxLinear’s response to any of the aforementioned factors; (xix) geopolitical conditions, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and China and the military conflict in Ukraine and related sanctions against Russia and Belarus; (xx) Silicon Motion’s ability to provide a safe working environment for members during the COVID-19 pandemic or any other public health crises, including pandemics or epidemics; and (xxi) failure to receive the approval of the shareholders of Silicon Motion. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the prospectus to be filed by MaxLinear with the SEC and proxy statement to be provided by Silicon Motion to its security holders in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the prospectus and proxy statement will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Silicon Motion’s or MaxLinear’s consolidated financial condition, results of operations, or liquidity. Neither Silicon Motion nor MaxLinear assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

This communication is being made in respect of a proposed business combination involving MaxLinear and Silicon Motion. In connection with the proposed transaction, MaxLinear will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a prospectus of MaxLinear. The information in the prospectus is not complete and may be changed. When the prospectus is finalized, it will be sent to the respective shareholders of Silicon Motion with a proxy statement seeking their approval of their transaction-related proposals.

MaxLinear may not sell the common stock referenced in the prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The prospectus and this communication are not offers to sell MaxLinear securities, are not soliciting an offer to buy MaxLinear securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval.

MAXLINEAR AND SILICON MOTION URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE RELATED PROXY STATEMENT WHICH WILL BE PROVIDED TO SILICON MOTION SECURITY HOLDERS AND OTHER DOCUMENTS PROVIDED TO SILCON MOTION SECURITY HOLDERS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain the Registration Statement on Form S-4 (when available and filed, if applicable) free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by MaxLinear (when they become available) may be obtained free of charge on MaxLinear’s website at www.maxlinear.com or by contacting MaxLinear’s Investor Relations Department at IR@MaxLinear.com. Copies of documents filed or furnished by Silicon Motion (when they become available) may be obtained free of charge on Silicon Motion’s website at https://www.siliconmotion.com or by contacting Silicon Motion’s Investor Relations Department at IR@siliconmotion.com.